Exhibit 17.2

January 3, 2012

The Board of Directors

Fuqi International, Inc.

Unit 4-6, F,1 Block

Shihua Industrial Area

Cuizhu North Road

Luohu,Shenzhen,China

Attn: Corporate Secretary

Dear Board Members:

The undersigned director and Audit Committee member of Fuqi International, Inc. hereby tenders my resignation effective immediately.

As you know, the Charter of the Audit Committee, adopted by the full Board of Directors on June 29, 2007 and posted on the Company’s website even as of today, states explicitly that “[t]he Committee shall have the authority to engage and obtain advice and assistance from internal or external legal, accounting or other advisors, without having to seek board approval.”

As you further know, in June 2010 the Audit Committee engaged an internationally-known law firm to provide it with ongoing advice. Subsequently, the Audit Committee engaged another internationally-known law firm to conduct an internal investigation into certain cash transfer issues that have arisen in connection with the yet to be concluded audit of the Company’s 2009 financial statements and in connection with ongoing inquiries into those issues by the US Securities and Exchange Commission and the Company’s auditor, Marcum LLP. Moreover, the lead law firm conducting the investigation engaged, with the approval of the Audit Committee, additional professionals, including a forensic accounting firm and a private investigator in China. The bills submitted by all of these professionals have been properly and timely forwarded to the Company’s finance personnel for payment.

To date, none of the professionals engaged by the Audit Committee for these matters have been paid for their services or reimbursed for their expenses, and each has either resigned from performing additional work for the Audit Committee or else suspended their work. The Audit Committee has repeatedly requested these bills be paid, but Management has not paid them. In addition, Management has assumed responsibility and authority for engaging a professional to undertake the current year-end inventory audit, which is a responsibility of the Audit Committee and which was accomplished in a manner inconsistent with direction from the Audit Committee. As Management and the Board are aware, the Audit Committee Charter guarantees the Audit Committee’s independence from Management and the full board in carrying out its responsibilities (and, in any event, the full Board, including the Management directors, ratified the engagement of the law firm conducting the internal investigation). As a result, Management’s interference with the independence of the Audit Committee has rendered the Committee incapable of performing the functions assigned to it under the Audit Committee Charter.

Because the Audit Committee’s efforts to serve the shareholders of Fuqi have been completely frustrated by Management as described above, I hereby resign.

Very truly yours,

/s/ Victor A. Hollander
Victor A. Hollander

CC Via Email:

All Members of the Board

Disclosure Counsel

Audit Committee Counsel

Anthony Ching

Counsel to the Chairman